Abstract Highlighting the Early European Experience With Titan Medical’s
SPORT Surgical System Presented at the Society of American Gastrointestinal
and Endoscopic Surgeons Annual Meeting

TORONTO, April 16, 2018 -- Titan Medical Inc. (“Titan” or the “Company”) (TSX:TMD) (OTCQB:TITXF), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces the presentation of an abstract highlighting the early physician experience with the Company’s SPORT Surgical System at the Society of American Gastrointestinal and Endoscopic Surgeons (SAGES) Annual Meeting. Barbara Seeliger, MD, Research Fellow, and Prof. Lee Swanstrom, MD, FACS, Chief Innovations Officer, both from Institute of Image Guided Surgery / IHU Strasbourg in France, authored the abstract titled “Multidisciplinary applications of a new single port robotic platform.” The abstract is available for viewing here.

The 16th World Congress of Endoscopic Surgery, hosted by the Society of American Gastrointestinal and Endoscopic Surgeons and Canadian Association of General Surgeons, was held in Seattle April 11-14. Comprised of over 6,000 surgeons worldwide, the mission of SAGES is to improve quality patient care through education, research, innovation and leadership, principally in gastrointestinal and endoscopic surgery.

David McNally, President and CEO of Titan Medical, said, “We are pleased to begin setting a foundation of peer-reviewed publications for the SPORT Surgical System with the acceptance and presentation of this multidisciplinary abstract of an early European experience at the SAGES annual meeting. This abstract was the culmination of successful preclinical feasibility studies completed at IHU Strasbourg earlier this year. The abstract highlights the successful completion of critical tasks using the SPORT Surgical System in a variety of procedures, and positive early physician impressions of the rapid learning curve. We believe the acceptance of this peer-reviewed abstract at a well-regarded surgical society such as SAGES further validates the potential and excitement surrounding our single-port surgery platform.”

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure current or prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

Contacts:

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
   or
Bruce Voss
(310) 691-7100
bvoss@lhai.com